SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 13, 2002

Nortel Inversora S.A.
(Exact name of registrant as specified in its charter)

Nortel Inversora S.A.
(Translation of registrant's name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Nortel Inversora S.A. announces consolidated third quarter results for fiscal year 2002	3
2.	Telecom Argentina STET-France Telecom S.A. announces consolidated nine-month period and third quarter results for fiscal year 2002	6

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: November 13, 2002	By:	/s/ Maria Elvira Cosentino
Name: Maria Elvira Cosentino Title: General Manager and Sole Officer

Item 1.

NORTEL INVERSORA S.A.

FREE TRANSLATION

Contacts:
Elvira Cosentino Nortel Inversaora, S.A. (5411) 4 968-3630	Gennaro Bizzarro Gia Podobinski Golin/Harris (212) 697-9191

NORTEL INVERSORA S.A.
ANNOUNCES CONSOLIDATED
THIRD QUARTER RESULTS FOR FISCAL YEAR 2002

Buenos Aires, November 8th, 2002 - Nortel Inversora S.A. (NYSE: NTL), whose sole substantial activity is owning 54.741682% of the stock of Telecom Argentina STET-France Telecom S.A. (“Telecom”) and whose sole substantial source of cash income is cash dividends and other distributions paid on such stock, today announced consolidated net income of Ps. (2.275) million for the third quarter of fiscal year 2002.

Nortel’s consolidated financial results for the third quarter ended September 30, 2002 are substantially identical to Telecom’s results for the same period, after accounting for minority interest and financial income and expenses at the holding company level.

The main factors contributing to the decline in margins were: a) the current economic environment in Argentina, including the devaluation and subsequent volatility in the peso plus the inability of Telecom to increase regulated tariffs after the” pesification “of such tariffs at the rate of US$1=1 Peso enforced by the Argentine Government, b) the decrease in traffic in the basic telephony business (mainly in the domestic and international long distance services and interconnection services), and the decline in both traffic and average revenue per user in the cellular business. All the factors have affected revenues of the Company.

The Company has accounted for the effects of inflation adjustment adopted by Resolution 415/02 of the CNV for fiscal years beginning January 1, 2002. The resolution stated that the figures corresponding to previous fiscal years should be considered in constant pesos of December 31,2001. Therefore, the Company has restated the figures corresponding to September 30, 2001, presented herein for comparative purposes, using an adjustment factor of 2.2120 which represents the wholesale rate of inflation during the first nine months of 2002. Accordingly, the figures corresponding to the nine months period ended September 30, 2002 and 3Q02 include the effects of the adoption of inflationary accounting.

The Ordinary Shareholders’ Meeting of the Company held on April 25, 2002 resolved to carry forward the retained earnings for the fiscal year ended December 31, 2001 after the legal reserve had been provided for, as a result of insufficient funds with which to pay dividends. Similarly, the Ordinary Shareholders’ Meeting of Telecom held on April 24, 2002 resolved to carry forward the total of its retained earnings.

For the same reasons, the Ordinary Shareholders’ Meeting of the Company resolved to not pay the scheduled redemption of the Class A Preferred Shares for the fiscal year ended December 31, 2001. As a result, the Class A Preferred Shareholders obtained the right to vote, in accordance with the terms and conditions of issuance of the Class A Preferred Shares. Their right to vote was exercised in the Special Meeting of Class A Preferred Shareholders held on April 25, 2002, where these shareholders elected a new director of the Company.

On August 6th, 2002, the Board of Directors received a letter from certain Class B Preferred Shareholders in which such shareholders demand, as a result of the noncompliance with the covenant contained in Section 9(f) of the terms of issuance of the Class B Preferred Shares (which refers to the ratio noted in Note 7 to the financial statements), to call a Special Meeting of Class A and B Preferred shareholders in order to, among other things, elect a director and an alternate director by these shareholders in joint manner.

On September 13th 2002, the Special Shareholders Meeting for Preferred A and B shareholders was held in which a regular Director and an alternate Director was jointly appointed by Class A and B Preferred Shareholders.

- - - - - - - - - - - - - - - - - - - - - - -

FINANCIAL TABLES BELOW

NORTEL INVERSORA S.A.
THIRD QUARTER, FISCAL YEAR 2002
(In millions of Argentine pesos, except statistical and ratio data)

Consolidated Balance Sheet

	Third quarter, ended September 30

	2002	2001

Current assets	2.323	2.852
Non-current assets	11.497	12.142
Total assets	13.820	14.994
Current liabilities	12.579	3.839
Non-current liabilities	145	5.846
Total liabilities	12.724	9.685
Minority interests	501	2.417
Total shareholders’ equity	595	2.892
Total liabilities and shareholder’s equity	13.820	14.994

Consolidated Income Statement

	2002	2001

Net revenues	2.961	5.116
Cost of services provided
Administrative and selling expenses	(3.141)	(4.340)
Operating Profit	(180)	776
Equity lost from related companies	(28)	(18)
Financial and holding results	(5.839)	(367)
Other, net	(115)	(110)
Unusual losses		(24)
Income tax	2.003	(117)
Minority interest	1.884	(64)
Net Income	(2.275)	76

Ratios

	Second quarter, ended June 30

	2002	2001

Liquidity	0.18	0.74
Indebtedness	11.61	1.82
Maria Elvira Cosentino General Manager

Item 2.

FOR IMMEDIATE RELEASE
Market Cap: P$1.0 billion November 8, 2002
Contacts:
Elvira Lazzati
Pedro Insussarry	Kevin Kirkeby
Telecom Argentina	Golin/Harris International
(54-11) 4968-3627/3626	(212) 697-9191
inversores@intersrv.telecom.com.ar	kkirkeby@golinharris.com

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.
ANNOUNCES CONSOLIDATED NINE-MONTH PERIOD AND
THIRD QUARTER RESULTS FOR FISCAL YEAR 2002*

HIGHLIGHTS

*	Net revenues amounted to P$2,961 MM (-42% vs nine months of FY01).

*	EBITDA** represented 48% of net revenues, reaching P$1,426 MM.

*	Net loss reached P$4,154 MM.

*	EPADS amounted to P$(21.09) for the nine-month period of FY02.

Buenos Aires, November 8, 2002— Telecom Argentina STET-France Telecom S.A. (BASE: TECO2, NYSE: TEO), one of Argentina’s largest telecommunications companies, today announced a consolidated net loss of P$4,154 million, under Argentine GAAP, for the nine-month period of fiscal year 2002, ended on September 30, 2002. Comparatively, consolidated net income for the nine-month period ended on September 30, 2001, was P$142 million. Consolidated net income for the third quarter of fiscal year 02 (“3Q consolidated net income for the third quarter of fiscal year 2001 (“3Q01”) was P$52million.

Earning/(loss) per share and ADR for the nine-month period of fiscal year 2002, ended September 30, 2002 amounted to P$(4.22) and P$(21.09), respectively. Earnings per share and ADR for the similar period of fiscal year 2001, were P$0.14 and P$0.72, respectively. Earning per share and ADR for 3Q02 amounted to P$0.49 and P$2.44, respectively. In comparison, earnings per share and ADR for 3Q01 were P$0.05 and P$0.26, respectively.

Gross profit/(loss), EBITDA**, operating profit/(loss), and net income/(loss) for the nine-month period of fiscal year 2002 represented 31%, 48%, (6%) and (140%) of net sales, respectively; compared with 50%, 42%, 15% and 3%, respectively, for the similar period of fiscal year 2001. Gross profit/(loss), EBITDA**, operating profit/(loss), and net income/(loss) for 3Q02 represented 21%, 50%, (17%) and 60% of net sales, respectively; compared with 50%, 43%, 17% and 3%, respectively, for 3Q01.

* Non-financial data unaudited.
** EBITDA (Earnings Before Interest, Taxes, Depreciation & Amortization) = OPERATING PROFIT + DEPRECIATION + AMORTIZATION. Telecom has included EBITDA data in this press release because such data is used by certain investors to measure a company’s ability to service debt and fund capital expenditures and is included herein for convenience only. EBITDA is not a measure of financial performance under either Argentine GAAP or US GAAP and should not be considered as an alternative to net income as a measure of liquidity. EBITDA as it is used by Telecom may differ from similarly titled measures reported by other companies.

The main factors contributing to the decline in margins were: a) the current macroeconomic environment in Argentina, including the devaluation and subsequent volatility in the peso plus the inability of the Company to increase regulated tariffs after the “pesification” of such tariffs at the rate of US$1=1 Peso enforced by the Argentine Government, b) the effects of the inflation adjustment described below c) the decrease in traffic in the basic telephony business (mainly in the domestic and international long distance services), and the declines in both traffic and average revenue per user in the cellular business. All of these factors have affected revenues of the Company.

The Company has accounted for the effects of inflation adjustment adopted by Resolution 415/02 of the CNV for fiscal years beginning January 1, 2002. The Resolution stated that the figures corresponding to previous fiscal years should be considered in constant pesos of December 31, 2001. Therefore, the Company has restated the figures corresponding to September 30, 2001, presented herein for comparative purposes, using an adjustment factor of 2.2120 which represents the wholesale rate of inflation during the first nine months of 2002. Accordingly, the figures corresponding to the nine-month period ended September 30, 2002 and 3Q02 include the effects of the adoption of inflationary accounting.

Moreover, in Point 9 of the financial tables included herein, the Company is providing additional information for a better comprehension of the business including figures that have not been adjusted by inflation and which were used as the base for the information presented in constant pesos. This information, that is not required by the current accounting professional rules, can be found in note N°18 “Relevant Additional Information” of the Consolidated Financial Statements as of September 30, 2002. Comments related to variations in revenues and cost for the different activities correspond to “non-adjusted figures by inflation” or “current pesos” and are related to the mentioned note and tables.

Company Activities

Consolidated Net Revenues

Consolidated net revenues for the nine-month period of fiscal year 2002 totaled P$2,961 million, a decrease of P$2,155 million or 42%, compared with P$5,116 million for the same period of fiscal year 2001 as a result of the inflation adjustment of the figures as of September 30, 2001 and the rates that were frozen after the “pesification” enforced by the Government. Non-adjusted by inflation revenues for the period would have reached P$2,209 million, a decrease of P$104 million or 4% mainly as a consequence of the “pesification” and freeze of regulated rates and to lower traffic.

In the basic telephony business, the main component of revenues, measured service, decreased by P$549 million or 41% to P$789 million during the nine-month period of fiscal year 2002 as compared to the same period of fiscal year 2001 (P$1,338 million). Non-adjusted figures would have shown a decreased of P$30 million or 5% reaching P$575 million. The decrease was evidenced both in local and domestic long distance traffic as the rates were frozen after the “pesification” enforced by the Government and the deterioration of the macroeconomic conditions in the country that had a negative impact on consumption patterns.

Total traffic volume measured in minutes decreased by 7% for the nine-month period of fiscal year 2002 when compared to the same period of fiscal year 2001. Furthermore, urban traffic measured in minutes decreased by 7% and DLD traffic decreased by 6% when compared to the same period of fiscal year 2001.

Monthly basic charges decreased by P$400 million or 43%, to P$522 million for the nine-months period of fiscal year 2002 when compared to the same period of fiscal year 2001. Non-adjusted figures would have shown a decrease of P$44 million or 11% reaching P$373 million mainly due to the fact that rates were frozen after the “pesification” enforced by the Government and to a lower average number of lines in service of approximately 353,000 lines.

Revenues from supplementary services decreased by P$94 million or 49% to P$98 million for nine-month period of fiscal year 2002 when compared to the same period of fiscal year 2001. Non-adjusted figures would have shown a decrease of P$17 million or 20% reaching P$70 million mainly due to the fact that rates were frozen after the “pesification” enforced by the Government and to a lower number of subscribers of these services.

Installation fees paid by new customers decreased by P$24 million or 60% to P$16 million for the nine-month period of fiscal year 2002 as compared to the same period of fiscal year 2001. Non-adjusted figures would have shown a decrease of P$6 million or 33% reaching P$12 million largely due to a lower number of lines connected (approximately 104,000 lines connected in 2002 as compared to 249,000 lines connected during the same period in 2001) partially compensated by a higher average installation price (P$116 to P$67 per line, denominated in current pesos).

Revenues from public telephony decreased by P$139 million or 48% to P$151 million, during the nine-month period of fiscal year 2002 when compared to the same period of fiscal year 2001. Non-adjusted figures would have shown a decrease of P$21 million or 16% reaching P$110 million. The decrease was a consequence of the rates frozen after the “pesification” enforced by the Government, the lower traffic generated by public telephony telecommunication centers (“Telecentros”) and the lower revenues received from public payphones and telephone cards.

Revenues generated by fixed interconnection services during the nine-month period of fiscal year 2002 decreased by P$29 million or 21% to P$108 million. Non-adjusted figures would have shown an increase of P$18 million or 29% reaching P$80 million. Meanwhile, during the same period revenues generated by interconnection services provided to cellular operators decreased by P$1 million or 3% to P$34 million. Non-adjusted figures would have shown an increase of P$9 million or 56% reaching P$25 million.

Regarding the international telephony business, during the nine-month period of fiscal year 2002 revenues decreased by P$82 million or 41% to P$119 million when compared to the same period of fiscal year 2001. Non-adjusted figures would have shown an increase of P$1 million or 1% reaching P$92 million mainly due to the revenues generated by Telecom USA partially offset by the frozen rates, lower outgoing traffic of approximately 8% and a negative balance with the international carriers.

The revenues generated by the cellular business during the nine-month period of fiscal year 2002 ended September 30, 2002, decreased by P$584 or 42% to P$821 million when compared to the same period of fiscal year 2001. Non-adjusted figures would have shown an increase of P$9 million or 1% reaching P$644 million.

Non-adjusted revenues of Telecom Personal in Argentina would have decreased by P$97 million or 16% to P$492 million when compared to the same period of fiscal year 2001. The decrease was due to a lower number of subscribers (approximately 2% or 42,000 fewer lines), lower levels of traffic and lower sales of handsets. Furthermore, the average revenue per user decreased by 11% (to P$24 per customer per month as of September 30, 2002, denominated in current pesos).

The customer base reached as of September 30, 2002, approximately 819,000, 1,272,000 and 61,000 subscribersfor the Multiple Area of Buenos Aires (AMBA), Northern and Southern regions, respectively. Total cellular subscribers of Telecom Personal in Argentina reached approximately 2,152,000.

Núcleo, the subsidiary that provides cellular and PCS services in Paraguay, generated P$152 million in revenues during nine-month period of fiscal year 2002 which are consolidated into the revenues of Telecom Personal. This represented an increase of P$50 million, or 49%, as compared to the same period of fiscal year 2001. Non-adjusted figures would have shown an increase of P$106 million or 230% reaching P$152 million. The increase can be mainly attributed to exchange differences and the increase in the customer base.

As of September 30, 2002, Núcleo had approximately 546,000 cellular and PCS customers, an increase of approximately 68,000 customers, or 14%, as compared to September 30, 2001.

Revenues generated by the data transmission business totaled P$262 million,representing a decrease of P$145 million or 36%. Non-adjusted figures would have shown an increase of P$13 million or 7% reaching P$197 million, as a consequence of higher revenues generated by the ground networks and international connectivity.

Additionally, monthly charges and Internet dial-up measured services increased as a consequence of the higher number of Internet subscribers that use the special prefix 0610 and local numbers with 4004 numbering or similar. As of September 30, 2002 Internet minutes represented 31% of total traffic measured in minutes transported over the fixed-line network.

Internet revenues decreased by P$14 million or 20% to P$57 million during the nine-month period of fiscal year 2002. Non-adjusted figures would have shown an increase of P$10 million or 31% reaching P$42 million mainly due to the increase in ADSL fees and Internet traffic. As of September 30, 2002, the number of subscribers to high-speed Internet access services (ADSL) reached approximately 28,000. Furthermore, Internet dial-up customers reached approximately 148,000.

In the telephone directories’ publishing business, revenues fromthe affiliate company Publicom decreased by P$80 million. Non-adjusted figures would have decreased by P$34 million or 87% reaching P$5 million due to the delay in the publication of directories and lower revenues from advertising.

Operating Costs

The cost of services provided, administrative expenses, and selling expenses for the nine-month period of fiscal year 2002 ended September 30, 2002 decreased by P$1,199 million or 28% to P$3,139 million when compared to the same period of fiscal year 2001 mainly as a result of the adjustment by inflation of figures as of September 30, 2001.

Salaries and social security contributions decreased by P$395 million or 45% to P$474 million for the nine-month period, ended September 30, 2002. Non-adjusted figures would have shown a decrease of P$42 million or 11% to P$351 million primarily due to the reduction in salaries of unionized and non-unionized employees, which was part of the cost reduction plan launched during the previous fiscal year. Additionally, a reduction in headcount at Telecom Personal and Publicom was registered. These decreases were partially offset by the increased headcount in the basic telephony activity reflecting the migration of call centers and 110 information system workers from Publicom to Telecom Argentina. Additionally, certain functions were in-sourced in Telecom Argentina.

Expenses related to taxes decreased by P$28 million or 20% to P$114 million for the nine- month period of fiscal year 2002. Non-adjusted figures would have increased taxes by P$20 million or 31% reaching P$84 million as a result of re-classification of the tax on Bank Debits and Credits.

Materials and supplies charges decreased by P$138 million or 49% to P$141 million for the nine-month period of fiscal year 2002. Non-adjusted figures would have shown a decrease of P$24 million or 19% reaching P$102 million mainly due to lower expenses associated with fewer new lines installed and to lower maintenance of the basic telephony network. Furthermore, a recovery in material from third parties was registered. These effects were partially offset by higher costs for hardware maintenance and higher provisions made for scrap materials.

The allowance for doubtful accounts decreased by P$138 million or 41% to P$198 million for the nine-month period of fiscal year 2002. Non-adjusted figures would have shown a decrease of P$19 million or 13% reaching P$133 million. The decrease was evident in the residential segment of the fixed telephony business, as the level of overdue accounts has decreased compared with the same period of fiscal year 2001.

Commissions paid to cellular vendors decreased by P$40 million or 70% to P$17 million for the nine-month period of fiscal year 2002. Non-adjusted figures would have shown a decrease of P$10 million or 38% reaching P$16 million as consequence of the lower number of new subscribers incorporated during the period, deductions related to early disconnections, and to a lower average commission paid per new cellular customer.

Interconnection costs decreased by P$46 million or 29% to P$113 million for the nine- month period of fiscal year 2002. Non-adjusted figures would have shown an increase of P$11 million or 15% reaching P$83 million mostly as a result of higher charges paid for local, national and international long distance accesses and circuits rentals.

Service fees decreased by P$71 million, or 44%, to P$90 million for the nine-month period of fiscal year 2002. Non-adjusted figures would have shown a decrease of P$4 million or 5% reaching P$69 million principally due to lower fees related to commercial, technical and other services as part of the cost control actions taken by the Telecom Group since the beginning of last year. Additionally, fees paid to the data base manager and agents related to the pre-subscription process also decreased.

Management fees decreased by P$184 million, or 89%, to P$22 million for the nine-month period of fiscal year 2002. Non-adjusted figures would have shown a decrease of P$80 million or 86% reaching P$13 million as a result of a temporary decrease in the management fee from 3% of net revenues to 1.25% for the period comprised between October °, 2001 and March 31, 2002. Furthermore, the Company and the Operators have agreed to suspend certain provisions of both parties of the management contract, from April 1°, 2002, whereby the payment and the accrued of the management fee has been suspended.

Costs related to advertising decreased by P$111 million or 82% to P$24 million for the nine-month period of fiscal year 2002. Non-adjusted figures would have shown a decrease of P$44 million or 72% reaching P$17 million mainly due to lower expenses related to media advertising and promotional campaigns resulting from the cost control actions taken by the Company.

Cost of cellular handsets decreased by P$74 million or 86% to P$12 million for the nine- month period of fiscal year 2002. Non-adjusted figures would have shown a decrease of P$30 million or 77% reaching P$9 million mainly due to the lower number of cellular handsets sold.

Expenses related to sales commissions for pre-subscription and call centers in the basic telephony business decreasedas these tasks are now performed internally by Telecom Argentina.

Other expenses decreased by P$125 million or 32% for the nine-month period of fiscal year 2002. Non-adjusted figures would have shown an increase of P$25 million or 14% reaching P$200 million mainly due to higher expenses related to satellite capacity rentals.

Fixed asset depreciation increased by P$221 million or 17%,to P$1,488 million during the nine-month period of fiscal year 2002. The increase is related to the incorporation of new assets into cellular and data transmission activities during last fiscal year and the effects of capitalized foreign currency exchange differences originated by debt.

Finally, amortization of intangible assets increased by P$10 million or 9% to P$116 million for the nine-month period of fiscal year 2002, due to higher amortization charges at Núcleo as a consequence of the currency conversion.

Financial and Holding Results

The loss resulting from financial and holding results increased by P$5,473 million to P$5,840 million for nine-month period of fiscal year 2002 as compared to the loss of P$367 million in the same period of fiscal year 2001. This increase can be largely attributed to a loss of P$4,487 million from currency exchange differences from the Peso devaluation which affected the company’s net foreign currency monetary position which was only partially offset by the higher capitalized foreign currency exchange differences by debt for fixed assets acquisitions of P$840 million. Furthermore, the interest on foreign currency liabilities increased by P$194 million due to the continuing deterioration of the value of the peso. Lastly, a loss of P$1,269 million was registered for the inflation effect on monetary assets and liabilities.

Other Expenses

Other expenses, (net) increased by P$5 million or 5% to P$115 million for the nine-month period of fiscal year 2002 compared with similar period of fiscal year 2001. The increase was mainly due to higher reserves for lawsuits and contingencies and the write-off of cellular handsets given in lease without charge (“comodato”).

Statements of Cash Flow

Cash flow from operating activities for the nine-month period of fiscal year 2002 decreased by P$480 million when compared to the similar period of fiscal year 2001.

Meanwhile, cash flow applied to investing activities for the nine-month period of fiscal year 2002 decreased by P$815 millionas compared to 2001as a result of the adjustment by inflation of the figures as of September 30, 2001 and lower incorporation of fixed and intangibles assets.

Funds allocated to financing activities decreased by P$194 million for the period as a result of the adjustment by inflation of the figures as of September 30, 2001, lower debt proceeds and payments net and dividends.For the fiscal year 2001 the Annual Shareholders Meeting approved the non-distribution of dividends.

Investment Plan

Telecom has investments of P$20,907 million in fixed assets, since the start of operations on November 8, 1990, of which P$219 million (P$150 million in current pesos) corresponds to the nine-month period of fiscal year 2002 and were mainly arrised from commitments undertaken during the previous year.

Of the total amount invested for the period, P$165 million or 75% corresponds to basic telephony, data transmission and Internet (outside plant 15%, switching 9%, transmission 30%, information systems 37%, infrastructure 3% and others 6%), 24% or P$53 million to cellular telephony, and 1% or P$1 million to directory publishing.

Other Matters

Debt Restructuring Process

On September 17, Telecom Argentina held the first informative meeting with the main financial creditors, relating to establishing a framework for the renegotiation of the financial debt of the Company and its subsidiaries.

The Company intents to continue the conversations with its main financial creditors and hold, in the country and abroad, other informative meetings.

As a consequence of the debt restructuring process and the decision of the Company and its subsidiaries in Argentina to suspend principal and interest payment of its financial debts, the Company maintains unpaid amounts related to such concepts. In note 14 of the Consolidated Financial Statements as of September 30, 2002 additional information is included related to this issue.

Resignation of Mr. Juan Carlos Masjoan

On September 20, the Board of Directors accepted the resignation of Mr. Juan Carlos Masjoan, effective as of November 15, 2002, to the position of Chairman and Director of the Company and of its controlled subsidiaries and related companies of the Telecom Group.

According with Article 10 of the Corporate By-Laws and with the resolution taken by the Board of Directors in its meeting of April, 24, 2002, the Vicepresident, Mr. Franco Bertone, has taken over the position of Chairman of the Company.

Calling Party Pays for International Calls

According to Resolution N°124 issued by the Secretariat of Communications, as from January 1, 2003 overseas calls terminated in cellular telephones will pay for Calling Party Pays charges. The Secretariat has determined that a trial period will take place from October 7 to December 31, 2002.

In order to identify such calls, customers dialing from outside must add the prefix 9 to the cellular number, after the country code of Argentina (54).

Prior to the effectiveness of this resolution, Telecom Personal clients had to pay for the international calls they received.

NYSE Notification

Telecomhas been notified by the New York Stock Exchange (“NYSE”) that it has fallen below the NYSE’s continued listing criteria relating to the minimum share price. The NYSE requires that the average closing price of a security not be less than US$1.00 over a 30-day trading period.

Under NYSE rules, once notified of its failure to meet the minimum share price criteria, a company must bring its share price and average share price back above US$1.00 within six months of receipt of the notification or if deemed necessary have until its next annual shareholders’ meeting if approval from its shareholders is necessary to implement a corporate action that will cure the price deficiency.

After informing its intention to comply with the minimum price criteria for securities listed in the NYSE and reaffirming its plans to keep the Company’s American Depositary Shares listed on the NYSE, the Board of Directors in its meeting of October 3, 2002 decided to request shareholder approval for an increase in the number of the Company’s Class B shares represented by its American Depository Shares (such change the “Ratio Change”) and resolved to include the Ratio Change on the agenda for shareholder approval at the next annual shareholders’ meeting scheduled for April 2003.

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Telecom is the parent company of a leading telecommunications group in Argentina, where it offers by itself or through its controlled subsidiaries local and long distance basic telephony, cellular, PCS, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular and PCS services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (aprox. 68% of capital stock) is owned in equal parts by the Groups Telecom Italia and France Telecom. Additionally, the capital stock of Nortel is comprised of preferred shares that are in hands of minority shareholders.

As of September 30, 2002, Telecom had 984,380,978 shares outstanding.

*******

For more information, please contact Investor Relations Department:

Pedro Insussarry 54-11-4968-3743 pinsussa@ta.telecom.com.ar

Moira Colombo 54-11-4968-3628 mcolombo@ta.telecom.com.ar

Mariela Teló 54-11-4968-5373 mtelo@ta.telecom.com.ar

Hector Salomon 54-11-4968-3626 hsalomon@ta.telecom.com.ar

Voice mail 54-11-4968-3627 Fax number 54-11-4313-5842

For information about Telecom Group services visit

www.telecom.com.ar

www.telecompersonal.com.ar

www.telecominternet.com.ar

www.arnet.com.ar

e-company.telecom.com.ar

epymes.com.ar

www.tstore.com.ar

www.highway.arnet.com.ar

www.paginasamarillas.com.ar

Disclaimer
This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of recent emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of recent emergency laws enacted by the Argentine Government which have resulted in the repeal of Argentina’s Convertibility law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, the adoption of a restrictive currency transfer policy, the “pesofication” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speakonly as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

*******

(Financial tables follow)

*******

Franco Bertone
Vicepresident
acting President

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

NINE MONTH PERIOD AND THIRD QUARTER - FISCAL YEAR 2002

(In millions of Argentine constant pesos as of September 30, 2002, except statistical, ratio data and table 9)

1-	Consolidated Balance Sheet
		As of September 30
		2,002	2,001	∆$	∆%
	Cash, equivalents and investments	980	659	321	49%
	Trade receivables	639	1,646	(1,007)	-61%
	Other current assets	681	532	149	28%
	TOTAL CURRENT ASSETS	2,300	2,837	(537)	-19%

	Trade receivables	2	4	(2)	-50%
	Fixed assets	10,202	10,848	(646)	-6%
	Other non-current assets	1,293	1,290	3	0%

	TOTAL NON-CURRENT ASSETS	11,497	12,142	(645)	-5%

	TOTAL ASSETS	13,797	14,979	(1,182)	-8%

	Accounts payable	472	1,033	(561)	-54%
	Loans	11,879	2,404	9,475	394%
	Other current liabilities	205	389	(184)	-47%

	TOTAL CURRENT LIABILITIES	12,556	3,826	8,730	228%

	Accounts payable	3	24	(21)	-88%
	Loans	-	5,116	(5,116)	-100%
	Other non-current liabilities	142	706	(564)	-80%

	TOTAL NON-CURRENT LIABILITIES	145	5,846	(5,701)	-98%

	TOTAL LIABILITIES	12,701	9,672	3,029	31%

	Minority Interest	8	27	(19)	-70%
	Shareholders' equity	1,088	5,280	(4,192)	-79%

	TOTAL LIABILITIES AND EQUITY	13,797	14,979	(1,182)	-8%

2-	Consolidated Loans
		As of September 30
		2,002	2,001	∆$	∆%
	Corporate Bonds	5,964	701	5,263	751%
	Banks	2,547	1,017	1,530	150%
	On purchase of fixed assets and inventories	3,368	686	2,682	391%

	TOTAL CURRENT LOANS	11,879	2,404	9,475	394%

	Corporate Bonds	-	2,851	(2,851)	-100%
	Banks	-	754	(754)	-100%
	On purchase of fixed assets and inventories	-	1,511	(1,511)	-100%

	TOTAL NON-CURRENT LOANS	-	5,116	(5,116)	-100%
	TOTAL LOANS	11,879	7,520	4,359	58%

3-	Consolidated Income Statement
		Nine-Month Comparison				Three-Month Comparison
		As of September 30				As of September 30
		2,002	2,001	∆$	∆%	2,002	2,001	∆$	∆%
	Net revenues	2,961	5,116	(2,155)	-42%	797	1,734	(937)	-54%
	Cost of services provided	(2,049)	(2,553)	504	-20%	(631)	(861)	230	-27%
	GROSS PROFIT	912	2,563	(1,651)	-64%	166	873	(707)	-81%
	Administrative expenses	(231)	(429)	198	-46%	(57)	(138)	81	-59%
	Selling expenses	(859)	(1,356)	497	-37%	(243)	(447)	204	-46%
	OPERATING (LOSS)/PROFIT	(178)	778	(956)	-123%	(134)	288	(422)	-147%
	Equity income from related companies	(28)	(18)	(10)	56%	(5)	(7)	2	-29%
	Financial & holding results	(5,840)	(367)	(5,473)	1491%	1,059	(122)	1,181	-968%
	Other incomes & expenses	(115)	(110)	(5)	5%	(30)	(52)	22	-42%
	Tax on Bank debits and credits	-	(24)	24	-100%	-	(13)	13	-100%
	RESULTS FROM ORDINARY OPERATIONS	(6,161)	259	(6,420)	-2479%	890	94	796	847%
	Taxes on income	2,003	(117)	2,120	-1812%	(402)	(42)	(360)	857%
	Minority interest	4	-	4	-	(8)	-	(8)	-
	NET (LOSS)/INCOME	(4,154)	142	(4,296)	-3025%	480	52	428	823%

	EBITDA (*)	1,426	2,151	(725)	-34%	399	751	(352)	-47%
	As a % of Net Revenues	48%	42%			50%	43%

(*) EBITDA (Earnings Before Interest, Taxes, Depreciation & Amortization)= OPERATING PROFIT + DEPRECIATION + AMORTIZATION. Telecom hasincluded EBITDA data in this press release because such data is used by certain investors to measure a company's ability to service debt and fund capitalexpenditure and is included herein for convenience only. EBITDA is not a measure of financial performance under either Argentine GAAP or US GAAP andshould not be consider as an alternative to net income as a measure of liquidity. EBITDA as it is used by Telecom may differ from similarly titled measuresreported by other companies.

4-	Consolidated Statement of Cash Flow
		Nine-Month Comparison				Three-Month Comparison
		As of September 30				As of September 30
		2,002	2,001	∆$	∆%	2,002	2,001	∆$	∆%
	Net income (loss)	(4,154)	142	(4,296)	-3025%	480	52	428	823%
	Depreciation and Amortization	1,604	1,373	231	17%	533	463	70	15%
	Increase in provisions	261	369	(108)	-29%	68	159	(91)	-57%
	(Increase)/decrease in assets	1,109	(49)	1,158	-2363%	(83)	(149)	66	-44%
	(Decrease)/increase in liabilities	(842)	(504)	(338)	67%	51	117	(66)	-56%
	Others, net	3,258	385	2,873	746%	(729)	130	(859)	-661%
	Total Funds generated by Operating Activities	1,236	1,716	(480)	-28%	320	772	(452)	-59%
	Total Funds applied to Investing Activities	(320)	(1,135)	815	-72%	(20)	(227)	207	-91%
	Dividends paid	-	(471)	471	-100%	-	1	(1)	-100%
	Interests and financial expenses	(441)	(657)	216	-33%	(7)	(146)	139	-95%
	Increase in financial debt, net	(41)	452	(493)	-109%	2	(10)	12	-120%
	Total Funds applied to Financing Activities	(482)	(676)	194	-29%	(5)	(155)	150	-97%
	Increase/(decrease) of Funds	434	(95)	529	-557%	295	390	(95)	-24%

5-	Consolidated Revenues Breakdown

		Nine-Month Comparison				Three-Month Comparison
		As of September 30				As of September 30
		2,002	2,001	∆$	∆%	2,002	2,001	∆$	∆%
	National Basic Telephony	1,798	3,127	(1,329)	-43%	467	1,059	(592)	-56%
	Measured service
	Local	435	714	(279)	-39%	113	259	(146)	-56%
	DLD	354	624	(270)	-43%	100	203	(103)	-51%
	Monthly basic charges	522	922	(400)	-43%	123	309	(186)	-60%
	Supplementary Services (monthly charges)	98	192	(94)	-49%	23	57	(34)	-60%
	Installation fees	16	40	(24)	-60%	5	12	(7)	-58%
	Public telephones	151	290	(139)	-48%	40	98	(58)	-59%
	Interconnection - fixed	108	137	(29)	-21%	29	49	(20)	-41%
	Interconnection - cellular	34	35	(1)	-3%	10	9	1	11%
	Lease of lines and circuits - fixed	15	40	(25)	-63%	1	17	(16)	-94%
	Lease of lines and circuits - cellular	19	29	(10)	-34%	5	9	(4)	-44%
	Others	46	104	(58)	-56%	18	37	(19)	-51%
	International Telephony	119	201	(82)	-41%	29	57	(28)	-49%
	Outgoing revenues	124	194	(70)	-36%	34	57	(23)	-40%
	Settlement revenues (net)	(5)	7	(12)	-171%	(5)	-	(5)	-
	Cellular Telephony	821	-1,405	(584)	-42%	229	467	(238)	-51%
	Telecom Personal	669	-1,303	(634)	-49%	186	431	(245)	-57%
	Monthly fee and measured service	240	520	(280)	-54%	63	166	(103)	-62%
	Pre-paid card	108	177	(69)	-39%	38	64	(26)	-41%
	Calling Party Pays	222	409	(187)	-46%	61	136	(75)	-55%
	Others	99	197	(98)	-50%	24	65	(41)	-63%
	Núcleo	152	-102	50	49%	43	36	7	19%
	Monthly fee and measured service	44	29	15	52%	13	11	2	18%
	Pre-paid card	24	15	9	60%	7	4	3	75%
	Calling Party Pays	70	53	17	32%	21	18	3	17%
	Others	14	5	9	180%	2	3	(1)	-33%
	Data transmission	262	407	(145)	-36%	81	132	(51)	-39%
	Terrestrial Networks	75	113	(38)	-34%	26	37	(11)	-30%
	Lease of data circuits	24	60	(36)	-60%	7	14	(7)	-50%
	Monthly charges & Internet Traffic	93	135	(42)	-31%	26	64	(38)	-59%
	International connectivity	50	60	(10)	-17%	15	18	(3)	-17%
	Others	20	39	(19)	-49%	7	(1)	8	-800%
	Internet	57	71	(14)	-20%	18	27	(9)	-33%
	Internet monthly fee	44	49	(5)	-10%	14	19	(5)	-26%
	Internet traffic	13	22	(9)	-41%	4	8	(4)	-50%
	Telephone Directories (Publicom)	6	86	(80)	-93%	4	51	(47)	-92%
	Turnover tax	(102)	(181)	79	-44%	(31)	(59)	28	-47%
	NET REVENUES	2,961	-5,116	(2,155)	-42%	797	1,734	(937)	-54%

6-	Consolidated Income Statement by Activities Nine-month period — FY 2002 (01/01/02 — 09/30/02)

	In million of Argentine constant pesos as of September 30, 2002
	Activities							Variation *
	Local Telephony	Inter- national Telephony	Data Transm.	Cellular Telephony	Internet	Publishing Directories	Con- solidated Activities	∆ $	∆ %
NET REVENUES	1,739	117	254	791	55	5	2,961	(2,155)	-42%

Salaries and social security contributions	(325)	(16)	(37)	(75)	(6)	(15)	(474)	395	-45%
Agent commissions	-	-	-	(17)	-	-	(17)	40	-70%
Taxes	(56)	(6)	(5)	(46)	-	(1)	(114)	28	-20%
Materials and supplies	(103)	(4)	(5)	(26)	(2)	(1)	(141)	138	-49%
Transport and freight	(21)	(2)	(2)	(4)	(1)	(1)	(31)	38	-55%
Allowance for doubtful accounts	(119)	(8)	(1)	(62)	(2)	(6)	(198)	138	-41%
Interconnection cost	(113)	-	-	-	-	-	(113)	46	-29%
Lease of lines and circuits	-	(5)	(12)	(14)	(2)	-	(33)	20	-38%
Service fees	(66)	(4)	(6)	(11)	(1)	(2)	(90)	71	-44%
Management fees	(22)	-	-	-	-	-	(22)	184	-89%
Advertising	(11)	-	-	(11)	(2)	-	(24)	111	-82%
Cost of cellular handsets	-	-	-	(12)	-	-	(12)	74	-86%
Sales commisions	(2)	-	-	-	(1)	-	(3)	22	-88%
Others	(126)	(6)	(4)	(123)	(3)	(1)	(263)	125	-32%

EBITDA	775	66	182	390	35	(22)	1,426	(725)	-34%
EBITDA MARGIN	45%	56%	72%	49%	64%	-440%	48%
Depreciation of fixed assets	(1,066)	(25)	(75)	(315)	(3)	(4)	(1,488)	(221)	17%
Amortization of intangible assets	(47)	-	(1)	(67)	(1)	-	(116)	(10)	9%

OPERATING RESULTS	(338)	41	106	8	31	(26)	(178)	(956)	-123%

EQUITY INCOME FROM RELATED COMPANIES	(10)	-	(10)	-	-	(8)	(28)	(10)	56%

Interest on assets	(1,003)	-	-	(485)	-	(52)	(1,540)	(1,646)	-1553%
Interest on liabilities	(3,635)	-	(1)	(686)	-	22	(4,300)	(3,827)	809%

FINANCIAL AND HOLDING RESULTS	(4,638)	-	(1)	(1,171)	-	(30)	(5,840)	(5,473)	1491%

OTHER INCOMES AND EXPENSES	(59)	-	-	(43)	-	(13)	(115)	(5)	5%

TAX ON BANK DEBITS AND CREDITS	-	-	-	-	-	-	-	24	-100%

RESULTS FROM ORDINARY OPERATIONS	(5,045)	41	95	(1,206)	31	(77)	(6,161)	(6,420)	-2479%

Taxes on income	1,643	(8)	(36)	401	(11)	14	2,003	2,120	-1812%
Minority interest	-	-	-	4	-	-	4	4	-

NET (LOSS)/INCOME	(3,402)	33	59	(801)	20	(63)	(4,154)	(4,296)	-3025%

* Nine month period FY 2002 vs. Nine month period FY 2001

Consolidated Income Statement by Activities
Nine-month period FY 2001 (01/01/01 — 09/30/01)

	In million of Argentine constant pesos as of September 30, 2002
	Activities
	Local Telephony	Inter- national Telephony	Data Transm.	Cellular Telephony	Internet	Publishing Directories	Con- solidated Activities
NET REVENUES	3,023	195	394	1,351	69	84	5,116

Salaries and social security contributions	(551)	(24)	(58)	(139)	(20)	(77)	(869)
Agent commissions	-	-	-	(57)	-	-	(57)
Taxes	(57)	(7)	(7)	(71)	-	-	(142)
Materials and supplies	(188)	(9)	(20)	(36)	(2)	(24)	(279)
Transport and freight	(46)	(5)	(5)	(11)	(2)	-	(69)
Allowance for doubtful accounts	(222)	(15)	(4)	(89)	(2)	(4)	(336)
Interconnection cost	(157)	(2)	-	-	-	-	(159)
Lease of lines and circuits	-	-	(27)	(24)	(2)	-	(53)
Service fees	(113)	(7)	(7)	(16)	-	(18)	(161)
Management fees	(206)	-	-	-	-	-	(206)
Advertising	(73)	(2)	(4)	(32)	(22)	(2)	(135)
Cost of cellular handsets	-	-	-	(86)	-	-	(86)
Sales commissions	(18)	-	-	-	(7)	-	(25)
Others	(143)	(18)	(16)	(200)	(7)	(4)	(388)

EBITDA	1,249	106	246	590	5	(45)	2,151
EBITDA MARGIN	41%	54%	62%	44%	7%	-54%	42%
Depreciation of fixed assets	(880)	(29)	(55)	(299)	(2)	(2)	(1,267)
Amortization of intangible assets	(51)	(2)	(2)	(49)	-	(2)	(106)

OPERATING RESULTS	318	75	189	242	3	(49)	778

EQUITY INCOME FROM RELATED COMPANIES	(5)	-	(13)	-	-	-	(18)

Interest on assets	91	-	-	15	-	-	106
Interest on liabilities	(343)	-	-	(130)	-	-	(473)

FINANCIAL AND HOLDING RESULTS	(252)	-	-	(115)	-	-	(367)

OTHER INCOMES AND EXPENSES	(72)	-	(2)	(27)	(2)	(7)	(110)

TAX ON BANK DEBITS AND CREDITS	(20)	-	-	(4)	-	-	(24)

PROFIT FROM ORDINARY OPERATIONS	(31)	75	174	96	1	(56)	259

Taxes on income	22	(49)	(66)	(44)	-	20	(117)
Minority interest	-	-	-	-	-	-	-

NET (LOSS)/INCOME	(9)	26	108	52	1	(36)	142

Consolidated Income Statement by Activities
Third Quarter FY 2002 (07/01/02 — 09/30/02)

	In million of Argentine constant pesos as of September 30, 2002
	Activities							Variation *
	Local Telephony	Inter- national Telephony	Data Transm.	Cellular Telephony	Internet	Publishing Directories	Con- solidated Activities	∆ $	∆ %
NET REVENUES	449	29	79	220	16	4	797	(937)	-54%

Salaries and social security contributions	(84)	(4)	(10)	(17)	(1)	(6)	(122)	165	-57%
Agent commissions	-	-	-	(6)	-	-	(6)	7	-54%
Taxes	(9)	(4)	(5)	(11)	-	-	(29)	20	-41%
Materials and supplies	(29)	(2)	(3)	(8)	(1)	(1)	(44)	62	-58%
Transport and freight	(4)	(1)	(2)	-	-	(1)	(8)	14	-64%
Allowance for doubtful accounts	(13)	-	-	(22)	(1)	1	(35)	98	-74%
Interconnection cost	(32)	-	-	-	-	-	(32)	23	-42%
Lease of lines and circuits	-	(2)	(2)	(4)	(1)	-	(9)	7	-44%
Service fees	(17)	(2)	(2)	(3)	-	-	(24)	23	-49%
Management fees	-	-	-	-	-	-	-	69	-100%
Advertising	(2)	-	-	(2)	(1)	-	(5)	40	-89%
Cost of cellular handsets	-	-	-	(3)	-	-	(3)	25	-89%
Sales commisions	(1)	-	-	-	-	-	(1)	4	-80%
Others	(48)	-	7	(38)	(1)	-	(80)	28	-26%

EBITDA	210	14	62	106	10	(3)	399	(352)	-47%
EBITDA MARGIN	47%	48%	78%	48%	63%	-75%	50%
Depreciation of fixed assets	(333)	(8)	(25)	(114)	(1)	(3)	(484)	(55)	13%
Amortization of intangible assets	(15)	-	(1)	(32)	(1)	-	(49)	(15)	44%

OPERATING RESULTS	(138)	6	36	(40)	8	(6)	(134)	(422)	-147%

EQUITY INCOME FROM RELATED COMPANIES	(2)	-	(3)	-	-	-	(5)	2	-29%

FINANCIAL AND HOLDING RESULTS	763	-	-	294	-	2	1,059	1,181	-968%

OTHER INCOMES AND EXPENSES	(17)	-	-	(11)	-	(2)	(30)	22	-42%

TAX ON BANK DEBITS AND CREDITS	-	-	-	-	-	-	-	13	-100%

RESULTS FROM ORDINARY OPERATIONS	606	6	33	243	8	(6)	890	796	847%

Taxes on income	(248)	(1)	(12)	(138)	(3)	-	(402)	(360)	857%
Minirity interest	-	-	-	(8)	-	-	(8)	(8)	100%

NET (LOSS)/INCOME	358	5	21	97	5	(6)	480	428	823%

* Third quarter FY 2002 vs. Third Quarter FY 2001

Consolidated Income Statement by Activities
Third Quarter FY 2001 (07/01/01 — 09/30/01)

	In million of Argentine constant pesos as of September 30, 2002
	Activities
	Local Telephony	Inter- national Telephony	Data Transm.	Cellular Telephony	Internet	Publishing Directories	Con- solidated Activities
NET REVENUES	1,023	56	128	449	27	51	1,734

Salaries and social security contributions	(179)	(6)	(21)	(44)	(6)	(31)	(287)
Agent commissions	-	-	-	(13)	-	-	(13)
Taxes	(22)	(2)	(2)	(23)	-	-	(49)
Materials and supplies	(63)	(2)	(6)	(18)	-	(17)	(106)
Transport and freight	(18)	-	-	(4)	-	-	(22)
Allowance for doubtful accounts	(90)	(6)	(4)	(29)	(2)	(2)	(133)
Interconnection cost	(55)	-	-	-	-	-	(55)
Lease of lines and circuits	-	-	(10)	(6)	-	-	(16)
Service fees	(36)	(2)	(2)	-	-	(7)	(47)
Management fees	(69)	-	-	-	-	-	(69)
Advertising	(22)	(1)	(2)	(12)	(8)	-	(45)
Cost of cellular handsets	-	-	-	(28)	-	-	(28)
Sales commissions	(2)	-	-	-	(3)	-	(5)
Others	(43)	(8)	(6)	(44)	(4)	(3)	(108)

EBITDA	424	29	75	228	4	(9)	751
EBITDA MARGIN	41%	52%	59%	51%	15%	-18%	43%
Depreciation of fixed assets	(296)	(11)	(24)	(98)	-	-	(429)
Amortization of intangible assets	(18)	-	(2)	(12)	-	(2)	(34)

OPERATING RESULTS	110	18	49	118	4	(11)	288

EQUITY INCOME FROM RELATED COMPANIES	(3)	-	(4)	-	-	-	(7)

FINANCIAL AND HOLDING RESULTS	(86)	-	-	(36)	-	-	(122)

OTHER INCOMES AND EXPENSES	(28)	-	(2)	(20)	-	(2)	(52)

TAX ON BANK DEBITS AND CREDITS	(11)	-	-	(2)	-	-	(13)

PROFIT FROM ORDINARY OPERATIONS	(18)	18	43	60	4	(13)	94

Taxes on income	27	(29)	(20)	(22)	(2)	4	(42)
Minority interest	-	-	-	-	-	-	-

NET (LOSS)/INCOME	9	(11)	23	38	2	(9)	52

7-	Ratios

	In constant pesos As of September 30
	2002	2001
Liquidity	0.18	0.74
Consolidated Financial Indebtedness(*)	9.94	1.29
Total Consolidated Indebtedness	11.59	1.82
Return on equity (**)	(1.18)	0.05

(*)	Financial indebtedness = (Loans — Cash, equiv. & Investments) / Shareholders’Equity.
(**)	Return on equity = Profit from ordinary operations / (Shareholders’ Equity — net income for the period).

8-	Statistical Data

	NATIONAL BASIC TELEPHONY
	September 30, 2002		September 30, 2001
TELECOM	Cumulat.	9-month period	Quarter	Cumulat.	9-month period	Quarter
	(1)		(1)	(1)
Installed lines	3,802,400	2,342	6	3,796,460	72,524	13,624
Lines replaced	1,851,232	-	-	1,851,232	15,088	-
Lines in service (2)	3,610,130	(281,670)	(22,129)	3,892,229	52,398	(21,913)
Customer lines	3,310,342	(273,280)	(20,921)	3,586,679	11,290	(28,937)
Public telephony lines	79,497	(2,679)	(182)	82,574	2,538	(158)
Digitalization (%)	100	-	-	100	-	-
Fixed lines in service per 100
inhabitants (northern region)	19.6	(1.6)	(0.1)	21.3	0.2	(0.2)
Fixed lines in service per
employee	326	(34)	(1)	379	15	1
Investment in fixed assets	20,907	219	28	20,414	765	179

(1)	Cumulative since the start of activities.
(2)	Includes direct inward dialing numbers connected to digital trunk lines

9-	Detail of principal consolidated Financial Statements captions (Non-adjusted figures plus inflation effect)

Consolidated Revenues Breakdown

	Nine month comparison				Three month comparison
	As of September 30				As of September 30
	2,002	2,001	∆ $	∆ %	2,002	2,001	∆ $	∆ %
National Basic Telephony	1,305	1,414	(109)	-8%	450	479	(29)	-6%

Measured service
Local	315	323	(8)	-2%	108	117	(9)	-8%
DLD	260	282	(22)	-8%	96	92	4	4%
Monthly basic charges	373	417	(44)	-11%	118	140	(22)	-16%
Supplementary Services (monthly charges)	70	87	(17)	-20%	23	26	(3)	-12%
Installation fees	12	18	(6)	-33%	4	5	(1)	-20%
Public telephones	110	131	(21)	-16%	38	44	(6)	-14%
Interconnection - fixed	80	62	18	29%	28	22	6	27%
Interconnection - cellular	25	16	9	56%	10	4	6	150%
Lease of lines and circuits - fixed	10	18	(8)	-44%	1	8	(7)	-88%
Lease of lines and circuits - cellular	13	13	-	0%	5	4	1	25%
Others	37	47	(10)	-21%	19	17	2	12%

International Telephony	92	91	1	1%	31	26	5	19%

Outgoing revenues	97	88	9	10%	34	26	8	31%
Settlement revenues (net)	(5)	3	(8)	-267%	(3)	-	(3)	-

Cellular Telephony	644	635	9	1%	235	211	24	11%

Telecom Personal	492	589	(97)	-16%	179	195	(16)	-8%

Monthly fee and measured service	174	235	(61)	-26%	52	75	(23)	-31%
Pre-paid card	83	80	3	4%	44	29	15	52%
Calling Party Pays	163	185	(22)	-12%	61	62	(1)	-2%
Others	72	89	(17)	-19%	22	29	(7)	-24%

Nucleo	152	46	106	230%	56	16	40	250%

Monthly fee and measured service	44	13	31	238%	16	5	11	220%
Pre-paid card	24	7	17	243%	9	2	7	350%
Calling Party Pays	70	24	46	192%	25	8	17	213%
Others	14	2	12	600%	6	1	5	500%

Data transmission	197	184	13	7%	79	60	19	32%

Terrestrial Networks	57	45	12	27%	26	11	15	136%
Lease of data circuits	18	27	(9)	-33%	7	6	1	17%
Monthly charges & Internet Traffic	69	61	8	13%	26	23	3	13%
International connectivity	38	27	11	41%	15	8	7	88%
Others	15	24	(9)	-38%	5	12	(7)	-58%

Internet	42	32	10	31%	16	12	4	33%

Internet monthly fee	32	22	10	45%	12	8	4	50%
Internet traffic	10	10	-	0%	4	4	-	0%

Telephone Directories (Publicom)	5	39	(34)	-87%	4	24	(20)	-83%

Turnover tax	(76)	(82)	6	-7%	(30)	(28)	(2)	7%

NET REVENUES (non-adjusted figures)	2,209	2,313	(104)	-4%	785	784	1	0%
Effect of inflation	752	2,803	(2,051)	-73%	12	950	(938)	-99%

NET REVENUES (adjusted figures)	2,961	5,116	(2,155)	-42%	797	1,734	(937)	-54%

Consolidated Statement of Cash Flow

	Nine month comparison				Three month comparison
	As of September 30				As of September 30
	2,002	2,001	∆ $	∆ %	2,002	2,001	∆ $	∆ %
Net income (loss)	(4,154)	142	(4,296)	-3025%	480	52	428	823%
Depreciation and Amortization	1,604	1,373	231	17%	533	463	70	15%
Others, net	3,742	(739)	4,481	-606%	(743)	(222)	(521)	235%
Effect of inflation	44	940	(896)	-95%	50	479	(429)	-90%

Total Funds generated by Operating Activities	1,236	1,716	(480)	-28%	320	772	(452)	-59%

Total Funds applied to Investing Activities (non-adjusted figures)	(176)	(513)	337	-66%	13	(48)	61	-127%
Effect of inflation	(144)	(622)	478	-77%	(33)	(179)	146	-82%

Total Funds applied to Investing Activities	(320)	(1,135)	815	-72%	(20)	(227)	207	-91%

Dividends paid	-	(213)	213	-100%	-	28	(28)	0%
Interests and financial expenses	(288)	(297)	9	-3%	38	(36)	74	-206%
Increase in financial debt, net	(37)	204	(241)	-118%	1	(32)	33	-103%
Effect of inflation	(157)	(370)	213	-58%	(44)	(115)	71	-62%

Total Funds applied to Financing Activities	(482)	(676)	194	-29%	(5)	(155)	150	-97%

Increase/(decrease) of Funds	434	(95)	529	-557%	295	390	(95)	-24%

Consolidated net revenues, operating costs and EBITDA by activities
Nine-month period FY 2002 (01/01/02 — 09/30/02)

	Activities							Variation *
	Local Telephony	Inter- national Telephony	Data Transm.	Cellular Telephony	Internet	Publishing Directories	Con- solidated Activities	∆ $	∆ %
NET REVENUES (non-adjusted figures)	1,263	89	191	621	40	5	2,209	(104)	-4%
Effect of inflation	476	28	63	170	15	-	752	(2,051)	-73%

NET REVENUES (adjusted figures)	1,739	117	254	791	55	5	2,961	(2,155)	-42%

Salaries and social security contributions	(241)	(11)	(27)	(57)	(5)	(10)	(351)	42	-11%
Agent commissions	-	-	-	(16)	-	-	(16)	10	-38%
Taxes	(40)	(4)	(4)	(35)	(1)	-	(84)	(20)	31%
Materials and supplies	(71)	(3)	(3)	(21)	(1)	(3)	(102)	24	-19%
Transport and freight	(15)	(2)	(2)	(3)	(1)	-	(23)	8	-26%
Allowance for doubtful accounts	(74)	(5)	(1)	(48)	(1)	(4)	(133)	19	-13%
Interconnection cost	(83)	-	-	-	-	-	(83)	(11)	15%
Lease of lines and circuits	-	(9)	(10)	(14)	-	-	(33)	(9)	38%
Service fees	(50)	(3)	(4)	(9)	(1)	(2)	(69)	4	-5%
Management fees	(13)	-	-	-	-	-	(13)	80	-86%
Advertising	(7)	-	-	(9)	(1)	-	(17)	44	-72%
Cost of cellular handsets	-	-	-	(9)	-	-	(9)	30	-77%
Sales commisions	(1)	-	-	-	(1)	-	(2)	9	-82%
Others	(89)	(7)	(5)	(98)	(1)	-	(200)	(25)	14%

OPERATING COSTS (non-adjusted figures)	(684)	(44)	(56)	(319)	(13)	(19)	(1,135)	205	-15%
Effect of inflation	(280)	(7)	(16)	(82)	(7)	(8)	(400)	1,225	-75%

OPERATING COSTS (adjusted figures)	(964)	(51)	(72)	(401)	(20)	(27)	(1,535)	1,430	-48%

EBITDA (non-adjusted figures)	579	45	135	302	27	(14)	1,074	101	10%
Effect of inflation	196	21	47	88	8	(8)	352	(826)	-70%

EBITDA (adjusted figures)	775	66	182	390	35	(22)	1,426	(725)	-34%

EBITDA MARGIN (non adjusted figures)	46%	51%	71%	49%	68%	-280%	49%
EBITDA MARGIN (adjusted figures)	45%	56%	72%	49%	64%	-440%	48%

* Nine month period FY 2002 vs. Nine month period FY 2001

Consolidated net revenues, operating costs and EBITDA by activities
Nine-month period FY 2001 (01/01/01 — 09/30/01)

	Activities
	Local Telephony	Inter- national Telephony	Data Transm.	Cellular Telephony	Internet	Publishing Directories	Con- solidated Activities
NET REVENUES (non-adjusted figures)	1,367	88	178	611	31	38	2,313
Effect of inflation	1,656	107	216	740	38	46	2,803

NET REVENUES (adjusted figures)	3,023	195	394	1,351	69	84	5,116

Salaries and social security contributions	(249)	(11)	(26)	(63)	(9)	(35)	(393)
Agent commissions	-	-	-	(26)	-	-	(26)
Taxes	(26)	(3)	(3)	(32)	-	-	(64)
Materials and supplies	(85)	(4)	(9)	(16)	(1)	(11)	(126)
Transport and freight	(21)	(2)	(2)	(5)	(1)	-	(31)
Allowance for doubtful accounts	(100)	(7)	(2)	(40)	(1)	(2)	(152)
Interconnection cost	(71)	(1)	-	-	-	-	(72)
Lease of lines and circuits	-	-	(12)	(11)	(1)	-	(24)
Service fees	(51)	(3)	(3)	(8)	(8)	(73)
Management fees	(93)	-	-	-	-	-	(93)
Advertising	(33)	(1)	(2)	(14)	(10)	(1)	(61)
Cost of cellular handsets	-	-	-	(39)	-	-	(39)
Sales commissions	(8)	-	-	-	(3)	-	(11)
Others	(64)	(8)	(7)	(91)	(3)	(2)	(175)

OPERATING COSTS (non-adjusted figures)	(801)	(40)	(66)	(345)	(29)	(59)	(1,340)
Effect of inflation	(973)	(49)	(82)	(416)	(35)	(70)	(1,625)

OPERATING COSTS (adjusted figures)	(1,774)	(89)	(148)	(761)	(64)	(129)	(2,965)

EBITDA (non-adjusted figures)	566	48	112	266	2	(21)	973
Effect of inflation	683	58	134	324	3	(24)	1,178

EBITDA (adjusted figures)	1,249	106	246	590	5	(45)	2,151

EBITDA MARGIN (non adjusted figures)	41%	55%	63%	44%	6%	-55%	42%
EBITDA MARGIN (adjusted figures)	41%	54%	62%	44%	7%	-54%	42%

Consolidated net revenues, operating costs and EBITDA by activities
Third Quarter FY 2002 (07/01/02 — 09/30/02)

	Activities							Variation *
	Local Telephony	Inter- national Telephony	Data Transm.	Cellular Telephony	Internet	Publishing Directories	Con- solidated Activities	∆ $	∆ %
NET REVENUES (non-adjusted figures)	434	30	77	225	15	4	785	1	0%
Effect of inflation	15	(1)	2	(5)	1	-	12	(938)	-99%

NET REVENUES (adjusted figures)	449	29	79	220	16	4	797	(937)	-54%

Salaries and social security contributions	(84)	(3)	(9)	(19)	(2)	(4)	(121)	11	-8%
Agent commissions	-	-	-	(7)	-	-	(7)	(1)	17%
Taxes	(11)	(2)	(3)	(11)	(1)	-	(28)	(6)	27%
Materials and supplies	(27)	(1)	(1)	(9)	-	(3)	(41)	7	-15%
Transport and freight	(3)	(1)	(2)	(1)	(1)	-	(8)	2	-20%
Allowance for doubtful accounts	(12)	(1)	-	(23)	-	1	(35)	25	-42%
Interconnection cost	(30)	-	-	-	-	-	(30)	(5)	20%
Lease of lines and circuits	-	(3)	(4)	(5)	1	-	(11)	(4)	57%
Service fees	(18)	(1)	(1)	(4)	-	(1)	(25)	(3)	14%
Management fees	(1)	-	-	-	-	-	(1)	30	-97%
Advertising	(2)	-	-	(3)	-	-	(5)	15	-75%
Cost of cellular handsets	-	-	-	(2)	-	-	(2)	11	-85%
Sales commisions	-	-	-	-	-	-	-	2	-100%
Others	(42)	(4)	1	(36)	-	1	(80)	(34)	74%

OPERATING COSTS (non-adjusted figures)	(230)	(16)	(19)	(120)	(3)	(6)	(394)	50	-11%
Effect of inflation	(9)	1	2	6	(3)	(1)	(4)	535	-99%

OPERATING COSTS (adjusted figures)	(239)	(15)	(17)	(114)	(6)	(7)	(398)	585	-60%

EBITDA (non-adjusted figures)	204	14	58	105	12	(2)	391	51	15%
Effect of inflation	6	-	4	1	(2)	(1)	8	(403)	-98%

EBITDA (adjusted figures)	210	14	62	106	10	(3)	399	(352)	-47%

EBITDA MARGIN (non adjusted figures)	47%	47%	75%	47%	80%	-50%	50%
EBITDA MARGIN (adjusted figures)	47%	48%	78%	48%	63%	-75%	50%

* Third quarter FY 2002 vs. Third Quarter FY 2001

Consolidated net revenues, operating costs and EBITDA by activities
Third Quarter FY 2001 (07/01/01 — 09/30/01)

	Activities
	Local Telephony	Inter- national Telephony	Data Transm.	Cellular Telephony	Internet	Publishing Directories	Con- solidated Activities
NET REVENUES (non-adjusted figures)	463	25	58	203	12	23	784
Effect of inflation	560	31	70	246	15	28	950

NET REVENUES (adjusted figures)	1,023	56	128	449	27	51	1,734

Salaries and social security contributions	(83)	(3)	(9)	(20)	(3)	(14)	(132)
Agent commissions	-	-	-	(6)	-	-	(6)
Taxes	(10)	(1)	(1)	(10)	-	-	(22)
Materials and supplies	(28)	(1)	(3)	(8)	-	(8)	(48)
Transport and freight	(8)	-	-	(2)	-	-	(10)
Allowance for doubtful accounts	(40)	(3)	(2)	(13)	(1)	(1)	(60)
Interconnection cost	(25)	-	-	-	-	-	(25)
Lease of lines and circuits	-	-	(4)	(3)	-	-	(7)
Service fees	(16)	(1)	(1)	(1)	-	(3)	(22)
Management fees	(31)	-	-	-	-	-	(31)
Advertising	(10)	-	(1)	(5)	(4)	-	(20)
Cost of cellular handsets	-	-	-	(13)	-	-	(13)
Sales commissions	(1)	-	-	-	(1)	-	(2)
Others	(18)	(3)	(3)	(20)	(1)	(1)	(46)

OPERATING COSTS (non-adjusted figures)	(270)	(12)	(24)	(101)	(10)	(27)	(444)
Effect of inflation	(329)	(15)	(29)	(120)	(13)	(33)	(539)

OPERATING COSTS (adjusted figures)	(599)	(27)	(53)	(221)	(23)	(60)	(983)

EBITDA (non-adjusted figures)	193	13	34	102	2	(4)	340
Effect of inflation	231	16	41	126	2	(5)	411

EBITDA (adjusted figures)	424	29	75	228	4	(9)	751

EBITDA MARGIN (non adjusted figures)	42%	52%	59%	50%	17%	-17%	43%
EBITDA MARGIN (adjusted figures)	41%	52%	59%	51%	15%	-18%	43%